Exhibit 99.2

GERDAU S.A.

Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19

Registry (NIRE): 35300520696

MATERIAL FACT

GERDAU S.A. (B3: GGBR / NYSE: GGB) ("Company") informs its shareholders and the market in general that the Board of Directors, at a meeting held on this date, approved the cancellation of 418,800 common shares (GGBR3) and 7,700,000 preferred shares (GGBR4) issued by the Company, with no par value and no reduction in the value of the capital stock. As a result of this cancellation of shares, the Company's capital stock is now divided into 717,363,819 common shares and 1,275,397,330 preferred shares, with no par value. The respective amendment to article 4 of the Bylaws, to reflect the new number of shares, shall be resolved at a Shareholders' Meeting to be called in due course.

In addition, the Board of Directors approved a new share buyback program issued by the Company ("2026 Buyback Program"), as detailed below:

Program Objectives: (i) maximize value creation for shareholders in the long term through efficient management of its capital structure meeting the needs of the long-term incentive programs of the Company and its subsidiaries; (ii) maintain shares in treasury; (iii) cancellation; or (iv) subsequently sell the shares in the market.

Number of shares to be acquired: up to 55,000,000 preferred shares, representing approximately 4.4% of the outstanding preferred shares (GGBR4) and/or preferred shares (GGB)-backed ADRs and up to 1,441,120 common shares, representing approximately 10% of the outstanding common shares (GGBR3).

Acquisition period: from February 24, 2026, with a maximum duration of 18 (eighteen) months, that is, until August 24, 2027, inclusive.

Further information on the 2026 Buyback Program, as required by Annex G of CVM Resolution 80, of March 29, 2022, can be found attached to the minutes of the Board of Directors Meeting, which is available on the websites of the Company’s Investor Relations (https://ri.gerdau.com/), of the CVM (https://www.gov.br/cvm/pt-br) and of B3 (https://www.b3.com.br/pt_br/).

São Paulo, February 23, 2026.

Rafael Dorneles Japur

Vice-President and

Investor Relations Officer